SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of January, 2011
CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)
Suite 500, Gulf Canada Square, 401 — 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)
     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒
     Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                      No ☒
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____
     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-140955 (Canadian Pacific Railway Limited), Form S-8 No. 333-127943 (Canadian Pacific Railway Limited) and Form S-8 No. 333-13962 (Canadian Pacific Railway Limited).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED
(Registrant)

Date:	January 12, 2011		Signed:	Karen L. Fleming

		By:	Name:	Karen L. Fleming
			Title:	Corporate Secretary

CANADIAN PACIFIC RAILWAY COMPANY
(Registrant)

Date:	January 12, 2011		Signed:	Karen L. Fleming

		By:	Name:	Karen L. Fleming
			Title:	Corporate Secretary

Release:     Immediate     January 12, 2011
CANADIAN PACIFIC ANNOUNCES 2011 CAPITAL PLAN FOCUSED ON SERVICE,
PRODUCTIVITY, TECHNOLOGY AND GROWTH
CALGARY — Canadian Pacific Railway Limited (TSX/NYSE: CP) announces plans to invest between $950 million and $1.05 billion for capital projects in 2011.
“CP is focused on continuously improving service reliability, asset velocity, and productivity. With strong demand projected in many of our commodity based businesses, this capital plan will enable us to meet our customer’s needs and continue to lower our operating ratio to create a stronger franchise for the future,” said CP Chief Financial Officer, Kathryn McQuade.
The 2011 Capital Plan will focus on:
•	Making strategic and targeted capacity investments to ensure that the efficiencies gained through our long train strategy, repair facility and yard consolidations are sustained as business levels return;

•	Investing in fast payback productivity and technology projects to further our lean and process re-engineering efforts thereby further improving shipment reliability and customer service;

•	Pursuing growth and market based opportunities, such as our transload, intermodal and energy projects which produce compelling returns; and

•	Continuing to invest in our “Digital Railway” technologies to lift efficiency, service and safety to new levels.
Major investment categories include the following approximate amounts:
•	$680 million for basic track infrastructure renewal;

•	$200 million for volume growth, productivity initiatives and network enhancements;

•	$80 million to strengthen and upgrade IT systems to enhance shipment visibility and information needs, and

•	$40 million to address capital regulated by governments, principally train control.
“Our first priority is to re-invest in the business keeping our core franchise safe and well maintained. The improving economy creates opportunities to capture growth more efficiently through infrastructure and technology investments,” said, Kathryn McQuade.
Note on forward-looking information
This news release contains certain forward-looking statements relating but not limited to our operations, anticipated financial performance and business prospects. Undue reliance should not be placed on forward-looking information as actual results may differ materially.

By its nature, CP’s forward-looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: changes in business strategies; general North American and global economic, credit and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of litigation; labour disputes; risks and liabilities arising from derailments; transportation of dangerous goods, timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions and discount rates on the financial position of pension plans and investments, including long-term floating rate notes; and various events that could disrupt operations, including severe weather conditions, security threats and governmental response to them, and technological changes.
Except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.
About Canadian Pacific
Canadian Pacific (CP: TSX/NYSE) operates a North American transcontinental railroad providing freight transportation services, logistics solutions and supply chain expertise. Incorporating best-in-class technology and environmental practices, CP is re-defining itself as a modern 21st century transportation company built on safety, service reliability and operational efficiency. Visit cpr.ca and see how Canadian Pacific is Driving the Digital Railway.
Contacts:

Media	Investors
Mark Seland	Janet Weiss
Tel: 403 319-3566	Tel: 403 319-3591
mark_seland@cpr.ca	investor@cpr.ca